Baytex Energy Corp.
Q1 2014 MD&A    Page 1

Exhibit 99.2
BAYTEX ENERGY CORP.
Management’s Discussion and Analysis
For the three months ended March 31, 2014 and 2013
Dated April 30, 2014

The following is management’s discussion and analysis (“MD&A”) of the operating and financial results of Baytex Energy Corp. for the three months ended March 31, 2014. This information is provided as of April 30, 2014 . In this MD&A, references to “Baytex”, the “Company”, “we”, “us” and “our” and similar terms refer to Baytex Energy Corp. and its subsidiaries on a consolidated basis, except where the context requires otherwise. The first quarter results have been compared with the corresponding period in 2013. This MD&A should be read in conjunction with the Company’s condensed interim unaudited consolidated financial statements (“consolidated financial statements”) for the three months ended March 31, 2014, its audited comparative consolidated financial statements for the years ended December 31, 2013 and 2012, together with the accompanying notes, and its Annual Information Form for the year ended December 31, 2013. These documents and additional information about Baytex are accessible on the SEDAR website at www.sedar.com. All amounts are in Canadian dollars, unless otherwise stated, and all tabular amounts are in thousands of Canadian dollars, except for percentages and per common share amounts or as otherwise noted.

In this MD&A, barrel of oil equivalent (“boe”) amounts have been calculated using a conversion rate of six thousand cubic feet of natural gas to one barrel of oil, which represents an energy equivalency conversion method applicable at the burner tip and does not represent a value equivalency at the wellhead. While it is useful for comparative measures, it may not accurately reflect individual product values and may be misleading if used in isolation.

This MD&A contains forward-looking information and statements. We refer you to the end of the MD&A for our advisory on forward-looking information and statements.

NON-GAAP FINANCIAL MEASURES

In this MD&A, we refer to certain financial measures (such as funds from operations, payout ratio, total monetary debt, operating netback and earnings before interest, taxes, depreciation and amortization ("EBITDA")) which do not have any standardized meaning prescribed by generally accepted accounting principles in Canada ("GAAP"). While funds from operations, payout ratio, operating netback and EBITDA are commonly used in the oil and natural gas industry, our determination of these measures may not be comparable with calculations of similar measures by other issuers.

Funds from Operations

We define funds from operations as cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments. However, funds from operations should not be construed as an alternative to traditional performance measures determined in accordance with GAAP, such as cash flow from operating activities and net income. For a reconciliation of funds from operations to cash flow from operating activities, see "Funds from Operations, Payout Ratio, Dividends and EBITDA".

Payout Ratio

We define payout ratio as cash dividends (net of participation in our Dividend Reinvestment Plan ("DRIP")) divided by funds from operations. We believe that this measure assists in providing a more complete understanding of certain aspects of our results of operations and financial performance, including our ability to generate the cash flow necessary to fund future dividends to shareholders and capital investments.

Total Monetary Debt

We define total monetary debt as the sum of monetary working capital (which is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale and liabilities related to assets held for sale)), the principal amount of long-term debt and long-term bank loan. We believe that this measure assists in providing a more complete understanding of our cash liabilities.

Operating Netback

We define operating netback as product revenue less royalties, production and operating expenses and transportation expenses divided by barrels of oil equivalent sales volume for the applicable period. As sales volumes are not materially different than production volumes, we believe that this measure assists in characterizing our ability to generate cash margin on a unit of production basis.

Baytex Energy Corp.
Q1 2014 MD&A    Page 2

EBITDA

We define EBITDA as our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items. This measure is used to measure compliance with certain contractual debt covenants. For a reconciliation of EBITDA to net income, see "Funds from Operations, Payout Ratio, Dividends and EBITDA".

RESULTS OF OPERATIONS

Production

	Three Months Ended March 31
Daily Production	2014	2013	Change
Light oil and NGL (bbl/d)	7,457	7,920	(6)%
Heavy oil (bbl/d)(1)	45,232	37,486	21%
Natural gas (mcf/d)	40,886	39,305	4%
Total production (boe/d)	59,502	51,957	15%

Production Mix
Light oil and NGL	13%	15%
Heavy oil	76%	72%
Natural gas	11%	13%
(1) Heavy oil sales volumes may differ from reported production volumes due to changes in our heavy oil inventory. For the three months ended March 31, 2014, heavy oil sales volumes were 56 bbl/d lower than production volumes (three months ended March 31, 2013 – 10 bbl/d lower).

Production for the three months ended March 31, 2014 averaged 59,502 boe/d, an increase of 15% compared to 51,957 boe/d for the same period in 2013 and an increase of 2% compared to 58,304 boe/d in the fourth quarter of 2013. Light oil and natural gas liquids (“NGL”) production in the first quarter of 2014 decreased by 6% to 7,457 bbl/d, as compared to 7,920 bbl/d in the first quarter of 2013, primarily due to natural declines in Western Canada. Heavy oil production for the first quarter of 2014 increased by 21% to 45,232 bbl/d from 37,486 bbl/d in the first quarter of 2013, primarily due to successful development activities in the Peace River area. Natural gas production increased by 4% to 40.9 mmcf/d for the first quarter of 2014, as compared to 39.3 mmcf/d for the same period in 2013.

Commodity Prices

Crude Oil

For the three months ended March 31, 2014, the West Texas Intermediate ("WTI") oil prompt price averaged US$98.68/bbl, a 5% increase from the average WTI price of US$94.37/bbl in the first quarter of 2013 and a 1% increase from the average WTI price of US$97.46 in the fourth quarter of 2013. In the three months ended March 31, 2014, prices benefited from new pipeline connectivity between Cushing and the U.S. Gulf Coast which led to significant storage withdrawals at Cushing.  Refiner activity was relatively strong during the quarter on the back of higher than normal heating oil demand, the start-up of BP’s Whiting refinery and a minimal amount of refinery outages.

The discount for Canadian heavy oil, as measured by the Western Canadian Select (“WCS”) price differential to WTI, averaged 23% for the three months ended March 31, 2014 compared to 34% for the same period in 2013 and 33% in the fourth quarter of 2013. WCS differentials improved in the three months ended March 31, 2014 due to weather related production issues limiting supply, price supportive inventory levels, increased take away capacity on pipe and rail and overall robust crude oil demand.

Natural Gas

For the three months ended March 31, 2014 the AECO natural gas price averaged $4.76/mcf, a 55% increase compared to $3.08/mcf in the same period of 2013. The increase in natural gas price for the three months ended March 31, 2014 compared to the same period in 2013 is a result of prolonged colder than normal weather experienced since November 2013, that drove both Canadian and U.S. storage levels to multi-year lows.

Baytex Energy Corp.
Q1 2014 MD&A    Page 3

	Three Months Ended March 31
	2014	2013	Change
Benchmark Averages
WTI oil (US$/bbl)(1)	$98.68	$94.37	5%
WCS heavy oil (US$/bbl)(2)	$75.55	$62.41	21%
Heavy oil differential(3)	23%	34%
CAD/USD average exchange rate	1.1035	1.0089	9%
Edmonton par oil ($/bbl)	$100.18	$88.65	13%
AECO natural gas price ($/mcf)(4)	$4.76	$3.08	55%

Average Sales Prices
Heavy oil ($/bbl)(5)	$70.86	$50.77	40%
Physical forward sales contracts gain($/bbl)	$0.27	$2.70	(90)%
Heavy oil, net ($/bbl)	$71.13	$53.47	33%
Light oil and NGL ($/bbl)(6)	$85.18	$76.72	11%
Total oil and NGL, net ($/bbl)	$73.12	$58.00	26%
Natural gas ($/mcf)(6)	$5.22	$3.46	51%

Summary
Weighted average ($/boe)(6)	$68.12	$50.94	34%
Physical forward sales contracts gain ($/boe)	0.21	1.95	(89)%
Weighted average, net ($/boe)	$68.33	$52.89	29%

(1)	WTI refers to the arithmetic average based on NYMEX prompt month WTI.

(2)	WCS refers to the average posting price for the benchmark WCS heavy oil.

(3)	Heavy oil differential refers to the WCS discount to WTI.

(4)	AECO refers to the AECO arithmetic average month-ahead index price published by the Canadian Gas Price Reporter.

(5)	Realized heavy oil prices are calculated based on sales volumes, net of blending costs.

(6)
Risk management strategy employs both oil and natural gas financial and physical forward contracts (fixed price forward sales and collars) and heavy oil differential physical delivery contracts (fixed price and percentage of WTI). The pricing information in the table excludes the impact of financial derivatives.

Average Sales Prices

Our realized heavy oil price during the first quarter of 2014 was $71.13/bbl, or 85% of WCS. This compares to a realized heavy oil price in the first quarter of 2013 of $53.47/bbl, or 85% of WCS. Gains on physical contracts in the first quarter of 2014 declined 89% compared to first quarter of 2013 due to lower hedged volumes in 2014 and higher differentials between WTI and WCS in 2013. The realized price during the first quarter of 2014 also increased due to the decline in the Canadian dollar compared to the first quarter of 2013. During the first quarter of 2014, our average sales price for light oil and NGL was $85.18/bbl, up 11% from $76.72/bbl in the first quarter of 2013, in-line with the increase in the Edmonton par oil benchmark price. Our realized natural gas price for the three months ended March 31, 2014 was $5.22/mcf, up from $3.46/mcf in the first quarter of 2013, in line with the increase in the AECO benchmark.

Baytex Energy Corp.
Q1 2014 MD&A    Page 4

Gross Revenues

	Three Months Ended March 31
($ thousands except for %)	2014	2013	Change
Oil revenue
Light oil and NGL	$57,166	$54,687	5%
Heavy oil	289,213	180,360	60%
Total oil revenue	346,379	235,047	47%
Natural gas revenue	19,195	12,233	57%
Total oil and natural gas revenue	365,574	247,280	48%
Heavy oil blending revenue	20,235	25,665	(21)%
Total petroleum and natural gas revenues	$385,809	$272,945	41%

Petroleum and natural gas revenues increased 41% to $385.8 million for the three months ended March 31, 2014 from $272.9 million for the same period in 2013. The growth in revenues for the three months ended March 31, 2014 was driven by higher heavy oil volumes and higher commodity prices compared to the first quarter of 2013. Heavy oil blending revenue was down 21% for the three months ended March 31, 2014 due to the decrease in contracted volumes of heavy oil requiring blending diluent. Unlike transportation through oil pipelines, transportation of heavy oil by rail does not require condensate blending. The decrease in heavy oil blending revenue is offset by a corresponding decrease in heavy oil blending costs.

Royalties

	Three Months Ended March 31
($ thousands except for % and per boe)	2014	2013	Change
Royalties	$74,880	$45,278	65%
Royalty rates:
Light oil, NGL and natural gas	19.6%	25.4%
Heavy oil	20.7%	15.7%
Average royalty rates(1)	20.5%	18.3%
Royalty expenses per boe	$14.00	$9.68	45%

(1)	Average royalty rate excludes sales of heavy oil blending diluents and the effects of financial derivatives.

Total royalties for the first quarter of 2014 increased to $74.9 million from $45.3 million in the first quarter of 2013. Total royalties for the first quarter of 2014 were in line with expectations at 20.5% of oil and natural gas revenue, as compared to 18.3% for the same period in 2013.

Royalty rates in the three months ended March 31, 2014 for light oil, NGL and natural gas were 19.6%, down from 25.4% in the three months ended March 31, 2013 as a result of decreased production on U.S. properties with carry obligations, partially offset by higher realized pricing. Royalty rates for heavy oil increased to 20.7% in the three months ended March 31, 2014 compared to 15.7% in the three months ended March 31, 2013, due to higher commodity prices as well as increased royalty rates on certain farm-in agreements.

Baytex Energy Corp.
Q1 2014 MD&A    Page 5

Financial Derivatives

	Three Months Ended March 31
($ thousands)	2014	2013	Change
Realized (loss) gain on financial derivatives(1)
Crude oil	$1,613	$6,861	$(5,248)
Natural gas	(1,187)	343	(1,530)
Foreign currency	(2,035)	666	(2,701)
Interest rate	(4,138)	(3,742)	(396)
Total	$(5,747)	$4,128	$(9,875)

Unrealized gain (loss) on financial derivatives(2)
Crude oil	$(9,312)	$(10,300)	$988
Natural gas	(3,036)	(2,387)	(649)
Foreign currency	21,161	(2,937)	24,098
Interest rate	4,012	3,729	283
Total	$12,825	$(11,895)	$24,720

Total gain (loss) on financial derivatives
Crude oil	$(7,699)	$(3,439)	$(4,260)
Natural gas	(4,223)	(2,044)	(2,179)
Foreign currency	19,126	(2,271)	21,397
Interest rate	(126)	(13)	(113)
Total	$7,078	$(7,767)	$14,845

(1)	Realized (loss) gain on financial derivatives represents actual cash settlement or receipts for the financial derivatives.

(2)	Unrealized gain (loss) on financial derivatives represents the change in fair value of the financial derivatives during the period.

As part of normal operations in the upstream oil and gas industry, we are exposed to movements in commodity prices, foreign exchange rates and interest rates. In an effort to manage these exposures, we utilize a series of financial derivative contracts which are intended to reduce some of the volatility in our operating cash flow.

The realized loss of $5.7 million for the three months ended March 31, 2014 on derivative contracts relates to losses on interest rate swaps as LIBOR remained low, as well as the weakening Canadian dollar against the U.S. dollar and higher natural gas prices at March 31, 2014, as compared to December 31, 2013. The unrealized mark-to-market gain of $12.8 million for the three months ended March 31, 2014 mainly relates to financial derivative contracts to mitigate $1.875 billion of Australian dollar foreign exchange exposure which has an unrealized mark-to-market gain of $31.6 million at March 31, 2014, offset by an unrealized mark-to-market loss on CAD/USD financial derivative contracts. The unrealized gain was also due to settlement of previously recorded unrealized losses on interest rate contracts offset by the strengthening commodity prices at March 31, 2014, compared to December 31, 2013.

A summary of the financial derivative contracts in place as at March 31, 2014 and the accounting treatment thereof are disclosed in note 18 to the consolidated financial statements.

Production and Operating Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2014	2013	Change
Production and operating expenses	$68,835	$65,216	6%
Production and operating expenses per boe:
Heavy oil	$11.85	$13.94	(15)%
Light oil, NGL and natural gas	$16.07	$13.96	15%
Total	$12.87	$13.95	(8)%

Production and operating expenses for the three months ended March 31, 2014 increased to $68.8 million from $65.2 million for the same period in 2013. This increase is due to higher production volumes offset by lower costs per unit of production. Production and operating expenses decreased to $12.87/boe for the three months ended March 31, 2014 compared to $13.95/boe for the same period in 2013, due to decreased repairs and maintenance costs, partially offset by higher fuel and electricity costs.

Baytex Energy Corp.
Q1 2014 MD&A    Page 6

Transportation and Blending Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2014	2013	Change
Blending expenses	$20,235	$25,665	(21)%
Transportation expenses	24,668	20,471	21%
Total transportation and blending expenses	$44,903	$46,136	(3)%
Transportation expenses per boe(1):
Heavy oil	$5.85	$5.83	—%
Light oil, NGL and natural gas	$0.70	$0.62	13%
Total	$4.61	$4.38	5%

(1)	Transportation expenses per boe exclude the purchase of blending diluent.

Transportation and blending expenses for the first quarter of 2014 were $44.9 million, compared to $46.1 million for the first quarter of 2013.

Blending expenses decreased 21% due to lower volumes of condensate required, partially offset by higher per barrel costs of condensate. The heavy oil produced by Baytex requires blending to reduce its viscosity in order to meet pipeline specifications and to facilitate its marketing. The cost of blending diluent is recovered in the sale price of the blended product. In the first quarter of 2014, blending expenses were $20.2 million for the purchase of 2,025 bbl/d of condensate at $111.02/bbl, compared to $25.7 million for the purchase of 2,681 bbl/d at $106.37/bbl for the same period last year. The decrease in blending expenses for the three months ended March 31, 2014, as compared to the same period in 2013, is due to higher volumes of heavy oil being transported by rail which does not require blending diluent.

Transportation expenses increased 21% due to higher sales volumes and higher average per unit transportation expense. Transportation expenses per boe increased 5% to $4.61/boe for the three months ended March 31, 2014, as compared to $4.38/boe for the same period of 2013, mainly due to a higher weighting in the production mix towards heavy oil in the current period.

Operating Netback

	Three Months Ended March 31
($ per boe except for % and volume)	2014	2013	Change
Sales volume (boe/d)	59,446	51,947	14%
Operating netback(1):
Sales price	$68.33	$52.89	29%
Less:
Royalties	14.00	9.68	45%
Production and operating expenses	12.87	13.95	(8)%
Transportation expenses	4.61	4.38	5%
Operating netback before financial derivatives	$36.85	$24.88	48%
Financial derivatives (loss) gain(2)	(0.30)	(1.68)
Operating netback after financial derivatives (loss) gain	$36.55	$23.20	58%

(1)	Operating netback table includes revenues and costs associated with sulphur production.

(2)	Financial derivatives reflect realized gains on commodity related contracts only and exclude the impact of interest rate swaps.

Evaluation and Exploration Expense

Evaluation and exploration expense for the three months ended March 31, 2014 increased to $10.6 million from $3.6 million for the same period in 2013 due to an increase in both the expiration of undeveloped land leases and the impairment of evaluation and exploration assets that will not be developed.

Baytex Energy Corp.
Q1 2014 MD&A    Page 7

Depletion and Depreciation

Depletion and depreciation for the three months ended March 31, 2014 increased to $88.6 million from $78.6 million for the same period in 2013 due to overall higher production volumes. On a sales-unit basis, the provision for the first quarter of 2014 was $16.56/boe, compared to $16.81/boe for the same quarter in 2013.

General and Administrative Expenses

	Three Months Ended March 31
($ thousands except for % and per boe)	2014	2013	Change
General and administrative expenses	$11,899	$11,550	3%
General and administrative expenses per boe	$2.22	$2.47	(10)%

General and administrative expenses for the three months ended March 31, 2014 increased to $11.9 million, as compared to $11.6 million in the first quarter of 2013, mainly due to higher salary expenses. General and administrative expenses decreased to $2.22/boe in the first quarter of 2014, from $2.47/boe in the first quarter of 2013 due to increased production in 2014.

Share-based Compensation Expense

Compensation expense associated with the Share Award Incentive Plan and the Share Rights Plan is recognized in income over the vesting period of the share awards or share rights with a corresponding increase in contributed surplus. The issuance of common shares upon the conversion of share awards or exercise of share rights is recorded as an increase in shareholders’ capital with a corresponding reduction in contributed surplus.

Compensation expense related to the Share Award Incentive Plan decreased to $7.9 million for the three months ended March 31, 2014 from $8.8 million for the three months ended March 31, 2013. This was mainly due to an increase in both actual forfeitures and the estimated future forfeiture rate on outstanding awards, as well as a decrease in the estimated payout multiplier.

Financing Costs

	Three Months Ended March 31
($ thousands except for %)	2014	2013	Change
Bank loan and other	$2,904	$1,615	80%
Long-term debt	7,944	7,662	4%
Accretion on asset retirement obligations	1,741	1,660	5%
Debt financing costs	—	39	(100)%
Financing costs	$12,589	$10,976	15%

Financing costs for the three months ended March 31, 2014 increased to $12.6 million, compared to $11.0 million in the first quarter of 2013, mainly due to higher outstanding debt levels, partially offset by lower interest rates.

Foreign Exchange

	Three Months Ended March 31
($ thousands except for % and exchange rates)	2014	2013	Change
Unrealized foreign exchange loss	$6,456	$3,817	69%
Realized foreign exchange gain	(1,938)	(2,036)	(5)%
Foreign exchange loss	$4,518	$1,781	154%
CAD/USD exchange rates:
At beginning of period	1.0636	0.9949
At end of period	1.1053	1.0156

The unrealized foreign exchange loss for the three months ended March 31, 2014 and 2013 is mainly due to foreign exchange translation of the U.S. dollar denominated debt outstanding and the effect of movement of the Canadian dollar against the U.S. dollar in the period.  The U.S. dollar denominated debt is comprised of the US$150 million Series B senior unsecured debentures.

Baytex Energy Corp.
Q1 2014 MD&A    Page 8

The unrealized foreign exchange loss of $6.5 million for the first quarter of 2014, and the unrealized loss of $3.8 million for the first quarter of 2013, were mainly the result of the weaker Canadian dollar against the U.S. dollar at both March 31, 2014 (as compared to December 31, 2013) and at March 31, 2013 (as compared to December 31, 2012). The realized foreign exchange gains for the three months ended March 31, 2014 and 2013 were mainly due to our day-to-day U.S. dollar denominated transactions.

Income Taxes

For the three months ended March 31, 2014, deferred income tax expense was $20.4 million, as compared to $3.8 million for the three months ended March 31, 2013.

When compared to the prior period, the increase in deferred income tax expense is primarily the result of an increase in the amount of tax pool claims required to shelter the increased taxable income in the three months ended March 31, 2014 compared to same period in 2013.

Net Income

Net income for the three months ended March 31, 2014 was $47.8 million, compared to net income of $10.1 million for the same period in 2013. The increase in net income was due to higher operating netbacks, higher financial derivative gains and lower share-based compensation, partially offset by higher depletion and depreciation, income taxes, foreign exchange losses and no gain on disposition in the current year.

Other Comprehensive Income

The $11.7 million balance of accumulated other comprehensive income at March 31, 2014 relates to a $1.5 million foreign currency translation gain accumulated to December 31, 2013 combined with a $10.2 million foreign currency translation gain related to the three months ended March 31, 2014. The increased translation gain is due to the weakening of the Canadian dollar against the U.S. dollar at March 31, 2014, compared to December 31, 2013.

Business Combination

On February 6, 2014, we entered an agreement to acquire all of the ordinary shares of Aurora Oil & Gas Limited ("Aurora") for $4.10 (Australian dollars) per share by way of a scheme of arrangement under the Corporations Act 2001 (Australia) (the "Arrangement"). The total purchase price for Aurora is estimated at $2.6 billion (including the assumption of approximately $0.7 billion of indebtedness). Aurora’s primary asset consists of 22,200 net contiguous acres in the prolific Sugarkane Field located in South Texas in the core of the liquids-rich Eagle Ford shale. Aurora’s first quarter 2014 gross production was 28,671 boe/d (81% liquids) of predominantly light, high-quality crude oil. The Sugarkane Field has been largely delineated with infrastructure in place which is expected to facilitate future annual production growth. In addition, these assets have significant future reserves upside potential from well downspacing, improving completion techniques and new development targets in additional zones.

The Arrangement is subject to a number of customary closing conditions, including the receipt of required regulatory approvals and court approvals, as well as the approval of the shareholders of Aurora. Regulatory approvals include approval of the Australian Foreign Investment Review Board and the applicable approvals required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, both of which have been received. The Arrangement must be approved by: (i) at least 75% of the votes cast by Aurora shareholders; and (ii) by a majority, in number, of the Aurora shareholders who cast votes. The vote is scheduled for May 21, 2014 and the Arrangement is expected to close in the first half of June 2014.

To finance the acquisition of Aurora, we completed the issuance of 38,433,000 subscription receipts at $38.90 each on February 24, 2014, raising gross proceeds of approximately $1.5 billion. We also entered into a commitment letter with a Canadian chartered bank for the provision of new revolving credit facilities in the amount of $1.0 billion (to replace the $850 million revolving credit facilities of Baytex Energy Ltd.), a new two-year $200 million non-revolving loan and a new borrowing base facility for a U.S. subsidiary of Aurora. The new facilities will be available upon closing of the Arrangement.

Subsequent to March 31, 2014, we commenced cash tender offers for the US$665 million of outstanding senior notes of Aurora USA Oil & Gas, Inc, a wholly-owned subsidiary of Aurora.  We expect to obtain the funds necessary to complete the tender offers from one or more debt financing transactions, including potential debt securities offerings, or an increase in available credit under existing or new credit facilities.

FUNDS FROM OPERATIONS, PAYOUT RATIO, DIVIDENDS AND EBITDA

Funds from operations, payout ratio and EBITDA are non-GAAP measures. Funds from operations represents cash flow from operating activities adjusted for financing costs, changes in non-cash operating working capital and other operating items. Payout ratio is calculated as cash dividends (net of participation in the DRIP) divided by funds from operations. Baytex considers these to be key measures of performance as they demonstrate its ability to generate the cash flow necessary to fund dividends and capital investments.

Baytex Energy Corp.
Q1 2014 MD&A    Page 9

EBITDA represents our consolidated net income attributable to shareholders before interest, taxes, depletion and depreciation, and certain other non-cash items. EBITDA is calculated to measure compliance with our contractual debt covenants.

The following table reconciles cash flow from operating activities (a GAAP measure) to funds from operations (a non-GAAP measure):

	Three Months Ended March 31
($ thousands except for %)	2014	2013
Cash flow from operating activities	$121,607	$95,174
Change in non-cash working capital	55,980	12,782
Asset retirement expenditures	3,896	2,973
Financing costs	(12,589)	(10,976)
Accretion on asset retirement obligations	1,741	1,660
Accretion on debentures and long-term debt	175	159
Funds from operations	$170,810	$101,772
Dividends declared	$83,257	$80,959
Reinvested dividends	(19,816)	(24,510)
Cash dividends declared (net of DRIP)	$63,441	$56,449
Payout ratio	49%	80%
Payout ratio (net of DRIP)	37%	55%

Baytex does not deduct capital expenditures when calculating the payout ratio. Due to the depleting nature of petroleum and natural gas assets, certain levels of capital expenditures are required to minimize production declines. In the petroleum and natural gas industry, due to the nature of reserve reporting, natural production declines and the risks involved in capital investment, a level of judgment is required to distinguish between capital spent on maintaining productive capacity and capital spent on growth opportunities. Should the costs to explore for, develop or acquire petroleum and natural gas assets increase significantly, it is possible that we would be required to reduce or eliminate its dividends in order to fund capital expenditures. There can be no certainty that we will be able to maintain current production levels in future periods. Cash dividends declared, net of DRIP participation, of $63.4 million for the first quarter of 2014 were funded by funds from operations of $170.8 million.

The following table reconciles net income (a GAAP measure) to EBITDA (a non-GAAP measure):

	Three Months Ended
($ thousands)	March 31, 2014	March 31, 2013
Net income	$47,841	$10,149
Plus:
Financing costs	12,589	10,976
Depletion and depreciation	88,593	78,581
Non-cash items(1)	32,460	11,223
EBITDA	$181,483	$110,929
(1) Non-cash items include share-based compensation, unrealized foreign exchange loss (gain), exploration and evaluation expense, unrealized loss (gain) on financial derivatives, (gain) loss on divestiture of oil and gas properties and deferred income tax expense.

LIQUIDITY AND CAPITAL RESOURCES

We regularly review our liquidity sources as well as our exposure to counterparties and have concluded that our capital resources are sufficient to meet our on-going short, medium and long-term commitments. Specifically, we believe that our internally generated funds from operations, augmented by our hedging program and existing credit facilities, will provide sufficient liquidity to sustain our operations in the short, medium and long-term. Further, we believe that our counterparties currently have the financial capacities to honor outstanding obligations to us in the normal course of business. We periodically review the financial capacity of our counterparties and, in certain circumstances, we will seek enhanced credit protection from a counterparty.

($ thousands)	March 31, 2014	December 31, 2013
Bank loan	$300,564	$223,371
Long-term debt(1)	465,795	459,540
Working capital deficiency(2)	65,909	79,151
Total monetary debt	$832,268	$762,062

(1)	Principal amount of instruments.

(2)
Working capital is current assets less current liabilities (excluding non-cash items such as unrealized gains or losses on financial derivatives, assets held for sale, and liabilities related to assets held for sale).

At March 31, 2014, total monetary debt was $832.3 million, as compared to $762.1 million at December 31, 2013. The increase in Bank loan balance at March 31, 2014 as compared to December 31, 2013 was due to a high level of exploration and development expenditures in the first quarter of the year.

The Company's wholly-owned subsidiary, Baytex Energy Ltd. ("Baytex Energy"), has established $850 million of extendible credit facilities consisting of a $40.0 million operating loan and an $810.0 million syndicated loan, each of which constitute a revolving credit facility. Both credit facilities currently mature on June 14, 2017. The credit facilities contain standard commercial covenants for facilities of this nature and do not require any mandatory principal payments prior to maturity. At March 31, 2014, $300.6 million has been drawn on these credit facilities with $549.4 million remaining available. A copy of the amended and restated credit agreement (and related amendments) which establishes the credit facilities is accessible on the SEDAR website at www.sedar.com (filed under the category "Material Document" on July 22, 2011, July 10, 2012, January 14, 2013 and August 9, 2013).

The following table lists the financial covenants under the credit facilities and the senior unsecured debentures, and the compliance therewith as at March 31, 2014.

Covenant Description	Maximum Ratio	Position at March 31, 2014
Bank loan
Senior secured debt to capitalization(1) (2)	0.55:1.00	0.15:1.00
Senior secured debt to EBITDA(1)	3.00:1.00	0.42:1.00
Debt to EBITDA(3)	3.50:1.00	1.08:1.00
Long-term debt
Fixed charge coverage(4)	2:50:1.00	0.07:1.00

(1)	"Senior secured debt" is defined as our bank loan.

(2)	"Capitalization" is defined as the sum of our bank loan, principal amount of long-term debt and shareholders' equity.

(3)	"Debt" is defined as the sum of our bank loan and the principal amount of long-term debt.

(4)	Fixed charge coverage is computed as the ratio of financing cost to trailing twelve month EBITDA.

In the event of a material acquisition, certain of the financial covenants are relaxed for up to two quarter ends following the closing of such material acquisition, provided that in each quarter: (i) the senior secured debt to EBITDA ratio shall not exceed 3.50:1.00; (ii) the debt to EBITDA ratio shall not exceed 4.00:1.00; and (iii) the sole cause of such ratios exceeding the levels set forth above is due to the material acquisition. If we exceed any of the covenants under the credit facilities, we would be required to repay, refinance or renegotiate the loan terms and conditions which may restrict our ability to pay dividends to our shareholders.

The weighted average interest rate on the bank loan for the three months ended March 31, 2014 was 4.33% (three months ended March 31, 2013 - 5.68%).

On July 19, 2012, we issued $300 million principal amount of Series C senior unsecured debentures bearing interest at 6.625% payable semi-annually with principal repayable on July 19, 2022. On February 17, 2011, we issued US$150 million principal amount of Series B senior unsecured debentures bearing interest at 6.75% payable semi-annually with principal repayable on February 17, 2021. These debentures are unsecured and are subordinate to Baytex Energy’s credit facilities.

Pursuant to various agreements with our lenders, we are restricted from paying dividends to shareholders where the dividend would or could have a material adverse effect on us or our subsidiaries' ability to fulfill our respective obligations under our senior unsecured debentures and credit facilities.

We believe that our funds from operations, together with the existing credit facilities, will be sufficient to finance current operations, dividends to the shareholders and planned capital expenditures for the ensuing year. The timing of most of the capital expenditures is discretionary and there are no material long-term capital expenditure commitments. The level of dividend is also discretionary, and the Company has the ability to modify dividend levels should funds from operations be negatively impacted by factors such as reductions in commodity prices or production volumes.

Capital Expenditures

Capital expenditures are summarized as follows:

	Three Months Ended March 31
($ thousands)	2014	2013
Land	$1,390	$2,985
Seismic	392	558
Drilling and completion	133,458	118,745
Equipment	37,185	44,206
Other	—	28
Total exploration and development	$172,425	$166,522
Total acquisitions, net of divestitures	673	(42,382)
Total oil and natural gas expenditures	173,098	124,140
Other plant and equipment, net	757	3,370
Total capital expenditures	$173,855	$127,510

During the three months ended March 31, 2014, we drilled 119.1 net wells, compared to 110.6 net wells in the three months ended March 31, 2013. In 2014, capital investment activity has progressed as planned in our key development areas.

Shareholders’ Capital

We are authorized to issue an unlimited number of common shares and 10,000,000 preferred shares. The rights and terms of preferred shares are determined upon issuance. As at April 28, 2014, we had 126,663,460 common shares and no preferred shares issued and outstanding. We also had 38,433,000 subscription receipts issued and outstanding which are not included in common shares. Each subscription receipt entitles the holder to receive, upon closing of the acquisition of Aurora, one common share of the Company.

Contractual Obligations

We have a number of financial obligations that are incurred in the ordinary course of business. These obligations are of a recurring nature and impact the Company’s funds from operations in an ongoing manner. A significant portion of these obligations will be funded by funds from operations. These obligations as of March 31, 2014 and the expected timing for funding these obligations is noted in the table below.

Operating leases	Total	Less than 1 year	1-3 years	3-5 years	Beyond 5 years
Trade and other payables	$261,782	$261,782	$—	$—	$—
Dividends payable to shareholders	27,817	27,817	—	—	—
Bank loan(1)	300,564	—	—	300,564	—
Long-term debt(2)	458,387	—	—	—	458,387
Operating leases	40,149	6,515	13,131	13,227	7,276
Processing agreements	77,807	9,569	21,302	12,677	34,259
Transportation agreements	75,259	9,050	20,368	18,649	27,192
Total	$1,241,765	$314,733	$54,801	$345,117	$527,114

(1)
The bank loan is a covenant-based revolving loan that is extendible annually for a one, two, three or four year period (subject to a maximum four-year term at any time). Unless extended, the revolving period will end on June 14, 2017, with all amounts to be re-paid on such date.

(2)	Principal amount of instruments.

We also have ongoing obligations related to the abandonment and reclamation of well sites and facilities which have reached the end of their economic lives. Programs to abandon and reclaim them are undertaken regularly in accordance with applicable legislative requirements.

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

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Our normal operations expose us to a number of financial risks, including liquidity risk, credit risk and market risk. Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with financial liabilities. We manage liquidity risk through cash and debt management. Credit risk is the risk that a counterparty to a financial asset will default resulting in the Company incurring a loss. Credit risk is managed by entering into sales contracts with creditworthy entities and reviewing our exposure to individual entities on a regular basis. Market risk is the risk that the fair value of future cash flows will fluctuate due to movements in market prices, and is comprised of foreign currency risk, interest rate risk and commodity price risk. Market risk is partially mitigated through a series of derivative contracts intended to reduce some of the volatility of our operating cash flow.

A summary of the risk management contracts in place as at March 31, 2014 and the accounting treatment thereof is disclosed in note 18 to the consolidated financial statements.

QUARTERLY FINANCIAL INFORMATION

	2014	2013				2012
($ thousands, except per common share amounts)	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross revenues	385,809	330,712	422,791	341,011	272,945	292,095	299,786	284,248
Net income	47,841	31,173	87,331	36,192	10,149	31,620	26,773	157,280
Per common share - basic	0.38	0.26	0.70	0.29	0.08	0.26	0.22	1.32
Per common share - diluted	0.38	0.25	0.70	0.29	0.08	0.26	0.22	1.30

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FORWARD-LOOKING STATEMENTS

In the interest of providing our shareholders and potential investors with information regarding Baytex, including management's assessment of the Company’s future plans and operations, certain statements in this document are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this document speak only as of the date of this document and are expressly qualified by this cautionary statement.
Specifically, this document contains forward-looking statements relating to but not limited to: crude oil and natural gas prices and the price differentials between light, medium and heavy oil prices; our business strategies, plans and objectives; expected royalty rates; the anticipated benefits from the acquisition of Aurora; our expectations that the Aurora assets have infrastructure in place that support future annual production and that such assets will provide material production, long-term growth and high quality reserves with upside potential; our expectations regarding the effect of well downspacing, improving completion techniques and new development targets on the reserves potential of the Aurora assets; the timing of completion of the acquisition of Aurora; our plans to establish new revolving credit facilities and a term loan for us and a borrowing base facility for Aurora’s U.S. subsidiary following closing of the Arrangement; payment of the purchase price for the acquisition of Aurora, including the use of proceeds from the Subscription Receipt financing and our plans to draw on the new revolving credit facilities and term loan; our plans for financing the tender offers for the senior notes of Aurora USA Oil & Gas, Inc. (the "Aurora Note Tender Offers"); our ability to fund our capital expenditures and dividends on our common shares from funds from operations; the sufficiency of our capital resources to meet our on-going short, medium and long-term commitments; the financial capacity of counterparties to honor outstanding obligations to us in the normal course of business; funding sources for our cash dividends and capital program; the timing of funding our financial obligations; and the existence, operation and strategy of our risk management program. In addition, information and statements relating to reserves are deemed to be forward-looking statements, as they involve implied assessment, based on certain estimates and assumptions, that the reserves described exist in quantities predicted or estimated, and that the reserves can be profitably produced in the future. Cash dividends on our common shares are paid at the discretion of our Board of Directors and can fluctuate. In establishing the level of cash dividends, the Board of Directors considers all factors that it deems relevant, including, without limitation, the outlook for commodity prices, our operational execution, the amount of funds from operations and capital expenditures and our prevailing financial circumstances at the time.
These forward-looking statements are based on certain key assumptions regarding, among other things: the receipt of regulatory, court and shareholder approvals for the Arrangement; our ability to execute and realize on the anticipated benefits of the acquisition of Aurora; the required financing for the Aurora Note Tender Offers is obtained by Baytex; the satisfaction or waiver of the other conditions to the Aurora Note Tender Offers; petroleum and natural gas prices and differentials between light, medium and heavy oil prices; well production rates and reserve volumes; our ability to add production and reserves through our exploration and development activities; capital expenditure levels; the receipt, in a timely manner, of regulatory and other required approvals for our operating activities; the availability and cost of labour and other industry services; the amount of future cash dividends that we intend to pay; interest and foreign exchange rates; the continuance of existing and, in certain circumstances, proposed tax and royalty regimes; our ability to develop our crude oil and natural gas properties in the manner currently contemplated; and current industry conditions, laws and regulations continuing in effect (or, where changes are proposed, such changes being adopted as anticipated). Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.
Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: the acquisition of Aurora may not be completed on the terms contemplated or at all; failure to realize the anticipated benefits of the acquisition of Aurora; closing of the acquisition of Aurora could be delayed or not completed if we are unable to obtain the necessary regulatory, court and shareholder approvals for the Arrangement or any other approvals required for completion or, unless waived, some other condition to closing is not satisfied; failure to put in place a borrowing base facility for Aurora’s U.S. subsidiary following completion of the Arrangement; the financing required to complete the Aurora Note Tender Offers is not obtained; the Aurora Note Tender Offers and consent solicitations may not be completed on the terms contemplated or at all; declines in oil and natural gas prices; risks related to the accessibility, availability, proximity and capacity of gathering, processing and pipeline systems; variations in interest rates and foreign exchange rates; risks associated with our hedging activities; uncertainties in the credit markets may restrict the availability of credit or increase the cost of borrowing; refinancing risk for existing debt and debt service costs; access to external sources of capital; third party credit risk; a downgrade of our credit ratings; risks associated with the exploitation of our properties and our ability to acquire reserves; increases in operating costs; changes in government regulations that affect the oil and gas industry; changes to royalty or mineral/severance tax regimes; risks relating to hydraulic fracturing; changes in income tax or other laws or government incentive programs; uncertainties associated with estimating petroleum and natural gas reserves; risks associated with acquiring, developing and exploring for oil and natural gas and other aspects of our operations; risks associated with properties operated by third parties; risks associated with delays in business operations; risks associated with the marketing of our petroleum and natural gas production; risks associated with large projects or expansion of our activities; risks related to heavy oil projects; expansion of our operations; the failure to realize anticipated benefits of acquisitions and dispositions or to manage growth; changes in environmental, health and safety regulations; the implementation of strategies for reducing greenhouse gases; competition in the oil and gas industry for, among other things, acquisitions of reserves, undeveloped lands, skilled personnel and drilling and related equipment; the activities of our operating entities and their key personnel and information systems; depletion of our reserves; risks associated with securing and maintaining

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title to our properties; seasonal weather patterns; our permitted investments; access to technological advances; changes in the demand for oil and natural gas products; involvement in legal, regulatory and tax proceedings; the failure of third parties to comply with confidentiality agreements; risks associated with the ownership of our securities, including the discretionary nature of dividend payments and changes in market-based factors; risks for United States and other non-resident shareholders, including the ability to enforce civil remedies, differing practices for reporting reserves and production, additional taxation applicable to non-residents and foreign exchange risk; and other factors, many of which are beyond the control of Baytex. These and additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.
The above summary of assumptions and risks related to forward-looking statements has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations (if the acquisition of Aurora is completed) and such information may not be appropriate for other purposes.
There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.